NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Michael K. Rafter T 404.322.6627 mike.rafter@nelsonmullins.com	Atlantic Station 201 17th Street, NW | Suite 1700 Atlanta, GA 30363 T 404.322.6000 F 404.322.6050 nelsonmullins.com

November 28, 2018

Via EDGAR

Ms. Erin E. Martin

Special Counsel

United States Securities and Exchange Commission

Office of Financial Services

Washington, D.C. 20549

Re:	Shepherd’s Finance, LLC
Registration Statement on Form S-1
Filed May 1, 2018
SEC File No.: 333-224557

Dear Ms. Martin:

On behalf of our client, Shepherd’s Finance, LLC (the “Company”), we are submitting this letter as a supplemental response to your correspondence dated May 17, 2018 (the “Comment Letter”) setting forth your comments to the Company’s Registration Statement on Form S-1 filed on May 1, 2018 (the “Registration Statement”), to which we initially replied on September 18, 2018. In a subsequent phone conversation with Mr. Eric Envall from the Commission’s Office of Financial Services (the “Staff”) on September 27, 2018, Mr. Envall requested that we provide additional information with respect to the two comments below.

We have reproduced the two original comments from your Comment Letter in italics and included our responses below each comment. The headings and paragraph numbers in italics below correspond to those of the Comment Letter.

Cover Page

1. We note that you issued notes with an aggregate principal amount of approximately $18 million from April 2015 through April 2018. Please confirm that the amount that you are registering reflects your bona fide reasonable estimate of the amount to be offered and sold within two years from the initial effective date of the registration statement. Please refer to Rule 415(a)(2) of the Securities Act. For additional guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations Question 212.16.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Ms. Erin E. Martin November 28, 2018 Page 2

RESPONSE: The Company’s loan receivables (assets), net at year end were approximately $30,043,000, $20,091,000, and $14,060,000 for the years ended December 31, 2017, 2016, and 2015, respectively. Those numbers represent increases of approximately 50% (in 2017) and 43% (in 2016). The Company’s net loan receivables increased approximately 42% in the first three quarters of 2018 to approximately $42,541,000 as of September 30, 2018. Assuming that the Company increases its net loan receivables by 50% for two additional years, the Company would have net loan receivables of approximately $94,000,000 — constituting a $52,000,000 increase over those two years. The Company anticipates that it would fund most of that increase using proceeds from this offering.

In addition, the Company anticipates that it will repay a portion of its secured debt with proceeds from this offering. The Company’s secured debt as of September 30, 2018 was approximately $20,338,000. Less than $1,000,000 of that $20,338,000 is due in more than two years. The Company may also incur additional secured debt which it may repay using proceeds from this offering.

Lastly, the Company may fund renewals of notes with the proceeds from this offering. The Company anticipates that it may have approximately $13,150,000 of such renewals in the two years following effectiveness of this offering.

The Company believes that it will be able to sell notes to meet the above-mentioned purposes due to the reasons mentioned in its response letter dated September 18, 2018, as well as the additional infrastructure it now has in place and employees that it has hired to manage its investor relations.

As described above, the Company anticipates that it will have to fund commercial loans, repay secured debt, and fund renewal of notes using, in part, proceeds from this offering. Such amounts exceed even the $70,000,000 registration amount. Accordingly, we respectfully request that you clear this comment.

The Offering, page 10

2. Please explain how you ensure that offering renewals of your notes to security holders with terms that may differ from the original note in significant ways does not function as a delayed offering which would not be permitted under this registration statement. Revise the discussions of these renewals as appropriate in the registration statement.

RESPONSE: As discussed on our phone call with Mr. Envall, the renewal of a note actually constitutes the issuance of a new note to the investor on the date of maturity of the investor’s old note. The new note is a new security, and is issued pursuant to the Issuer’s then-current public offering at the then-current interest rates and duration being offered in such offering. At least 30 days prior to the note’s maturity date, the Company sends the investor a renewal notice which includes, among other things, a current prospectus for the Company’s then-current offering, along with the terms currently being offered pursuant to such offering.

We believe that this process is in keeping with prior SEC commentary and practice for similar note renewals. See, e.g.,, SEC Comment Letter to Money Tree, Inc., SEC File No. 333-122533, dated March 2, 2005 (“Since the renewed Debentures will be a new security, you can only sell them (i.e., permit the extension) if you have an effective registration statement to cover the new debentures. Also, you would have to provide a new prospectus to investors a reasonable time (20 days or more) before the maturity date to allow for the second investment decision.”).

In our next Amendment to the Registration Statement, we will revise the prospectus to include language in the relevant portions of the “Questions and Answers” section, the “Prospectus Summary” section, and the “Description of Notes” section to clarify that a renewal constitutes a new investment decision by the investor.

Ms. Erin E. Martin November 28, 2018 Page 3

We respectfully request that you clear this comment.

Very truly yours,

/s/ Michael K. Rafter
Michael K. Rafter

cc: Mr. Daniel M. Wallach